82-3602

FORM 51-901F

Quarterly Report

Incorporated as part of: _X_ Schedule A

_____ Schedule B & C

02 MAR 15 AM 8:10

ISSUER DETAILS:

For Quarter Ended:	December 31, 2001
Date of Report:	February 21, 2002
Name of Issuer:	**UC Resources Ltd. (formerly Curion Venture Corporation)**
Issuer's Address:	507 – 595 Howe Street Vancouver, BC V6C 2T5
Issuer's Fax Number:	(604) 681-2161
Issuer's Phone Number:	(604) 681-6466
Contact Person:	Eugene Larabie
Contact Position:	President
Contact Telephone Number:	(604) 681-6466
Contact Email:	curion@direct.ca
Web Site Address:	www.curion.com

02015886

SUPPL

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Name of Director	Signed (typed)	Date Signed (YY/MM/DD)
Eugene Larabie	"Eugene Larabie"	02/02/21
Michael Cartmel	"Michael Cartmel"	02/02/21

dlw 3/19

UC RESOURCES LTD.
(formerly Curion Venture Corporation)

FINANCIAL STATEMENTS

DECEMBER 31, 2001

(Prepared by Management Without Audit)

82-3602

UC RESOURCES LTD.
(formerly Curion Venture Corporation)
BALANCE SHEETS
(Prepared by Management Without Audit)

	December 31, 2001	June 30, 2001
ASSETS		
CURRENT ASSETS		
Cash and short-term deposits	$ 73,915	$ 578,823
Accounts receivable	4,760	5,707
	78,675	584,530
INVESTMENT (Note 4)	77,797	76,597
OIL AND GAS INTERESTS	188,612	-
CAPITAL ASSETS (Note 2)	6,280	6,280
	$ 351,364	$ 667,407
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	$ 1,200	$ 4,865
Loan payable	68,767	68,767
Current portion of long term debt	-	500,000
	69,967	573,632
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6)	6,542,824	6,216,824
DEFICIT	(6,261,427)	(6,123,049)
	281,397	93,773
	$ 351,364	$ 667,407

APPROVED BY THE BOARD

"Eugene Larabie", **Director**

"Michael Cartmel", **Director**

UC RESOURCES LTD.
(formerly Curion Venture Corporation)
STATEMENT OF LOSS AND DEFICIT
(Prepared by Management Without Audit)

	For the Three Months Ended December 31, 2001	For the Three Months Ended December 31, 2000	For the Six Months Ended December 31, 2001	For the Six Months Ended December 31, 2000
REVENUE				
Interest income	$ 288	$10,510	$ 4,058	$ 21,893
Gain on sale securities	-	-	-	5,071
	288	10,510	4,058	26,964
ADMINISTRATION COSTS				
Accounting and audit	1,550	4,150	3,250	6,214
Debenture interest	-	43,750	-	87,500
Consulting	-	-	1,500	-
Directors fees	4,000	3,750	13,000	8,750
Promotion	-	3,763	3,570	6,958
Legal	7,442	5,191	8,529	6,383
Listing and filing fees	1,035	300	6,070	1,485
Office expenses and rent	7,937	6,654	23,653	16,465
Printing and shareholder info.	353	2,000	3,630	2,000
Property evaluation	18,306	6,333	18,306	6,333
Salaries and wages	7,200	17,000	31,200	17,000
Telephone	2,744	1,485	4,497	6,527
Transfer agent	1,153	1,752	2,869	2,794
Travel	8,119	10,722	22,362	20,735
	59,839	106,850	142,436	189,144
NET LOSS FOR PERIOD BEFORE FOLLOWING	59,551	96,340	138,378	162,180
Write off of oil and gas interest	-	-	-	302,401
NET LOSS FOR PERIOD	$ 59,551	$ 96,340	138,378	464,581
DEFICIT, BEGINNING OF YEAR			6,123,049	5,494,274
DEFICIT, END OF PERIOD			$6,261,427	$5,958,855

82-320

UC RESOURCES LTD.
(formerly Curion Venture Corporation)
STATEMENT OF CASH FLOWS
(Prepared by Management Without Audit)

	For the Three Months Ended December 31,		For the Six Months Ended December 31,	
	2001	2000	2001	2000
CASH PROVIDED BY (USED IN):				
OPERATING ACTIVITIES				
Net income (loss) for period	$(59,551)	$(96,340)	$(138,378)	$(464,581)
Item not involving cash				
Oil and gas interest written off	-	-	-	302,401
	(59,551)	(96,340)	(138,378)	(162,180)
Changes in non-cash working Capital items				
- Debenture repayment	-	-	(500,000)	-
- Debenture interest payable	-	(106,250)	-	(62,500)
- Loan receivable	-	-	-	24,464
- Accounts receivable	977	1,743	947	7,441
- Accounts payable	(1,300)	(21,434)	(3,665)	(11,003)
- Marketable securities	-	-	-	63,800
	(59,874)	(222,281)	(641,096)	(139,978)
FINANCING ACTIVITIES				
Shares issued for cash	-	-	326,000	244,400
INVESTING ACTIVITIES				
Oil and gas interests	(2,417)	-	(188,612)	(302,401)
Investment in mineral syndicate	-	-	(1,200)	-
	(2,417)	-	(189,812)	(302,401)
INCREASE (DECREASE) IN CASH	(62,291)	(222,281)	(504,908)	(197,979)
CASH AT BEGINNING OF PERIOD	136,206	926,095	578,823	901,793
CASH AT END OF PERIOD	$ 73,915	$703,814	$ 73,915	$703,814

UC RESOURCES LTD.
(formerly Curion Venture Corporation)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Prepared by Management Without Audit)

1. NATURE OF BUSINESS

The Company was incorporated under the laws of British Columbia and its principal business activities include the acquisition, exploration and development of resource properties. In September 2001, shareholders approved a consolidation of share capital on a 1 new for 5 old basis and approved a name change to UC Resources Ltd. The name change and share consolidation were approved and completed in October 2001.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Resource Properties – Oil, Gas and Mineral Properties

Acquisition costs of resource properties together with direct exploration and development expenditures thereon are deferred in accounts. When production is attained, these costs will be amortized over their expected useful life. When a property is abandoned or the net recoverable investing is estimated to be less than cost, the accumulated costs relating to the property are written off or written down. Excess recovery proceeds from mineral property options are posted to income when received. Administration costs are written off to deficit in the year they are incurred.

The amounts shown for resource property and deferred exploration costs represent costs to date or amounts written down to nominal or estimated recoverable value and are not intended to reflect present or future values.

b) Capital Assets

Capital assets are stated at cost. Amortization is provided on furniture and equipment on a straight line basis over ten years.

c) Foreign Currency Transactions

The statements are presented in Canadian dollars whereby monetary items are translated at the rate of exchange in effect at the balance sheet date. All non-monetary items comprising equipment, mineral properties, deferred charges and revenue and expense items are translated at historical exchange rates.

d) Financial Instruments

The carrying value of the Company's current assets and current liabilities at December 31, 2001 and June 30, 2001 approximates their fair value due to the relatively short-term periods to maturity of these instruments.

3. OIL AND GAS PROPERTIES

Lagarde Project: Peace River Area, British Columbia

The Company acquired a 15% working interest in the Lagarde gas project. One exploratory gas well is being drilled. After payout the interest reduces to 7.5%. The Company has invested $188,612 in the project to date.

4. MINERAL PROPERTIES AND INVESTMENT IN MINERAL PROPERTY SYNDICATE

Staircase Claims, Labrador

The Company acquired a 100% interest in 18 claims, subject to a 2 1/2% NSR, by an agreement dated December 21, 1995. The Company immediately thereafter entered into an option agreement where the optionee could earn a 50% interest in the property by reimbursement of the $2,500 acquisition costs, issuance of 100,000 shares of the optionee at a deemed value of $1 per share and work commitments of $255,000 (expended). The Company had expended $109,756 for its portion of exploration costs.

The Company entered into an agreement to combine its Staircase property with a group of seventeen properties in the South Voisey Bay area. The properties are to be developed or sold as a combined group. In the agreement, the Company assigns title to the property in exchange for shares of a private company. In signing the agreement, the Company received 153,194 common shares in SVB Nickel Company Ltd. The Company holds approximately 1.2% of the issued shares in this mineral property syndicate.

5. CONVERTIBLE DEBENTURE

In the period, the Company repaid the $500,000 balance of the outstanding convertible debenture.

6. SHARE CAPITAL

Authorized - 100,000,000 common shares without par value.

Issued	Shares	Amount
Balance, June 30, 2000	**14,201,265**	**$4,722,424**
Issued in year		
- for cash	940,000	244,400
- for debenture conversion	10,000,000	1,250,000
Balance, June 30, 2001	**25,141,265**	**6,216,824**
Issued in period		
- for cash	15,000,000	326,000
Balance, Before Rollback	**40,141,265**	**$6,542,824**
Consolidation 1 for 5 October 2001	-	-
Balance, December 31, 2001	**8,028,253**	**$6,592,824**

STOCK OPTIONS: The Company had outstanding stock options entitling the holders to purchase 50,000 shares at $.41 per share until February 25, 2002 and 430,000 shares at $.45 per share until April 7, 2002 and for 300,000 shares exercisable at $.21 per share until August 11, 2002. These options were all cancelled in October 2001.

WARRANTS: Outstanding to purchase 3,000,000 shares (post consolidation) at $0.15 per share, exercisable until July 23, 2003.

ESCROW SHARES: None.

FORM 51-901F

Quarterly Report

Incorporated as part of: ____ Schedule A

_X_ Schedule B & C

ISSUER DETAILS:

For Quarter Ended:	December 31, 2001
Date of Report:	February 21, 2002
Name of Issuer:	**UC Resources Ltd.** **(formerly Curion Venture Corporation)**
Issuer's Address:	507 – 595 Howe Street Vancouver, BC V6C 2T5
Issuer's Fax Number:	(604) 681-2161
Issuer's Phone Number:	(604) 681-6466
Contact Person:	Eugene Larabie
Contact Position:	President
Contact Telephone Number:	(604) 681-6466
Contact Email:	curion@direct.ca
Web Site Address:	www.curion.com

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"Eugene Larabie"	Eugene Larabie	02/02/21
Signature	Name of Director	Date Signed (YY/MM/DD)
"Michael Cartmel"	Michael Cartmel	02/02/21
Signature	Name of Director	Date Signed (YY/MM/DD)

82-3608

UC RESOURCES LTD.
(formerly Curion Venture Corporation)
DECEMBER 31, 2001

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. - In October 2001, the Company changed its name to UC Resources Ltd. and consolidated its share capital on a one new for five old basis.
   - Financial statements attached.
   - Oil and gas interests of 15% working interest in the Lagarde Project, Northern British Columbia, acquisition and drilling costs of $188,612 were expended in the quarter.
   - During the period, the Company paid $13,000 for officer and directors fees, and $9,000 for office rent, administration and consulting to a company controlled by the president.

2. a) **SECURITIES ISSUED IN QUARTER:** The Company completed a consolidation of its common shares on a basis of one new share for five old shares in October 2001, to change the issued capital from 40,141,265 shares to 8,028,253 shares.

   b) **OPTIONS GRANTED IN QUARTER:** None.

3. a) **SHARE CAPITAL:**
   Authorized: 100,000,000 common shares without par value
   Issued and Outstanding: 8,028,253

   b) **STOCK OPTIONS OUTSTANDING:** None

   c) **ESCROW SHARES** – None.

   d) **LIST OF DIRECTORS AND OFFICERS:**
   Eugene Larabie – Director and Officer
   G. Michael Cartmel - Director
   R. David Boyd – Director
   Janie Hemingway - Officer

UC RESOURCES LTD.
(formerly Curion Venture Corporation)
DECEMBER 31, 2001

SCHEDULE C: MANAGEMENT DISCUSSION

The Company entered into an agreement in September 2001 to participate as to a 15% working interest in an exploratory gas well called the Lagarde Project. The Company expended $171,662 for their share of drilling and casing costs for the well. The Company also paid a finders fee of $16,950 for securing the project.

The Company presently has one main office and a satellite office in Spokane, Washington. The Company has part-time employees who perform diversified office duties as well as public relations. Directors and Officers receive remuneration in respect to their contributions to the company. Laroth Engineering Ltd., a company controlled by the President, was paid $9,000 in the period for office, rent and administration. Consultants are engaged on an as needed basis and in most cases, provide backup to the President who has over 40 years of mining experience. A total of $13,000 was paid to directors and officers in the period. The Company spent $22,362 for travel and $36,000 as a finders fee for securing financing and looking at various projects during the year.

The Company's remaining mining claims in the South Voisey Bay area of Labrador, were converted to shares in a privately held Company to be jointly developed with a large group of properties in the same area. The book value of the investment is $188,612.

Investor relations are being provided by employees, directors and officers of the Company.

The Company completed a share consolidation on a one new for five old basis in October 2001. The Company also completed a private placement of 3,000,000 shares at $0.12 post-consolidation with 3,000,000 post consolidation warrants exercisable for two years at $0.15 per share. The Company is using part of the $360,000 proceeds from this to participate in the drilling of a gas well in northeastern BC.

At December 2001, the Company had working capital of $8,708.